Wearable devices ltd.

2 Ha-Ta’asiya Street

Yokne’am Illit, 2069803 Israel

February 17, 2023

Via EDGAR

Patrick Faller

Mitchell Austin

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Re:	Wearable Devices Ltd. (the “Company,” “we,” “our” and similar terminology)
Amendment No. 1 to Post-Effective Amendment No. 1 to
Registration Statement on Form F-1
Filed November 14, 2022
File No. 333-262838

Dear Sirs:

The purpose of this letter is to respond to the comment letter of November 29, 2022, received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission regarding the above-mentioned Amendment No. 1 to Post-Effective Amendment No. 1 to Registration Statement on Form F-1. For your convenience, your original comments appear in bold text, followed by our response. We are concurrently submitting Amendment No. 2 to Post-Effective Amendment No. 1 to Registration Statement on Form F-1 (“Amendment No. 2”).

Page references in our responses are to Amendment No. 2.

Amendment No. 1 to Post-Effective Amendment No. 1 to Registration Statement on Form F-1 Filed November 14, 2022

General

1.	We note your response to prior comments 2 and 3 and reissue our comments in part. Please address the following with respect to your disclosure of the securities issuable to Alpha and certain other investors throughout your registration statement:
1.
•	As previously requested, revise to state whether your IPO closed with a pre-money valuation of $26,400,000 or lower. Clearly disclose when any additional securities will be issued and in what amount.

Response: We have revised our disclosures throughout Amendment No. 2 in response to the Staff’s comment.

•	Expand your statement in your risk factor on page 25 that this will “cause further dilution to your share ownership” to disclose the extent of the dilution your shareholders will experience as a result of the additional securities to be issued. If you believe you cannot calculate these amounts, please tell us in detail why you are unable to do so and what information is unknown at this time.

Response: We have revised our disclosure on page 26 of Amendment No. 2 in response to the Staff’s comment.

Patrick Faller and Jan Woo

Division of Corporate Finance

Office of Technology

Securities and Exchange Commission

February 17, 2023

•	Advise why your revisions state that the per share purchase price protection provision will be "evaluated" at the time of the Exercise Price Adjustment instead of "effected," as previously disclosed. Refer to the consent filed as Exhibit 10.7 to your registration agreement, which states that "any such adjustments that would otherwise be required by Section 2.1(d) of the Agreement shall be effected at the time the Warrants, including the Additional Warrants, (each as defined in the prospectus) issued to the purchasers in the IPO are adjusted pursuant to their respective terms."

Response: We have revised our disclosures throughout Amendment No. 2 in response to the Staff’s comment.

•	The caption to your risk factor on page 25 states that the investors are entitled to "additional Ordinary Shares or additional shares underlying the warrants they hold, in case the [sic] following the Exercise Price Adjustment, the IPO reflects a pre-money valuation of $26,400,000, or a lower one." Your revisions suggest that the pre-money valuation is calculated after the Exercise Price Adjustment. Please advise or revise as appropriate.
•

Response: We have revised our disclosure on page 26 of Amendment No. 2 in response to the Staff’s comment.

•	Your revisions on page 90 state that Alpha and certain other investors "shall receive additional Ordinary Shares or additional shares underlying each warrant, based on the Discounted PPS." Please refer to Section 2.1(d) of your share purchase agreement filed as Exhibit 10.3 to your registration statement and tell us how you concluded that the investors will receive additional ordinary shares or additional shares underlying their warrants and not both. Revise your disclosure as applicable, including your risk factor on page 25 and its caption.

Response: We have revised our disclosures throughout Amendment No. 2 to clarify that pursuant to the share purchase agreement, Alpha and certain other investors would receive additional Ordinary Shares and additional shares underlying each warrant.

2.	We note that on November 25, 2022 you were notified by Nasdaq that the company is not in compliance with the minimum bid price requirements for continued listing on The Nasdaq Capital Market. Please include a recent development section to disclose the Nasdaq notification letter and the impact on your company if you are unable to regain compliance.

Response: We have included a recent development section on pages 2 and 53 and a risk factor on page 25 of Amendment No. 2 in response to the Staff’s comment.

Plan of Distribution, page 109

3.	We note you deleted disclosure about your obligation to indemnify the underwriter of your initial public offering. Please restore this disclosure or advise.

Response: We have restored the disclosure about our obligation to indemnify the underwriter of our initial public offering on page f111 of Amendment No. 2 in response to the Staff’s comment.

*    *    *

Patrick Faller and Jan Woo

Division of Corporate Finance

Office of Technology

Securities and Exchange Commission

February 17, 2023

If you have any questions or require additional information, please call our attorney Howard Berkenblit at (617) 338-2979 or Oded Har-Even at (212) 660-5002, each of Sullivan & Worcester LLP.

Sincerely,

WEARABLE DEVICES LTD.

By:	/s/ Asher Dahan
Chief Executive Officer